Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, April 7 2015

MOKO ANNOUNCES EXCLUSIVE AGREEMENT WITH BIGTEAMS

•   Expands market to 4000+ high schools

•   Scheduled launch of new app, “BigTeams powered by REC*IT”, in September

•   Highly engaged BigTeams audience

MOKO Social Media Limited today announced it had signed a Memorandum of Understanding (MOU) to enter an exclusive agreement with US group BigTeams, which will significantly expand its offering for US students and provide access to the lucrative high school market. The commercial terms are binding and the final agreement is subject to MOKO satisfactorily completing its due diligence.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising. MOKO will also acquire a 10% strategic investment in BigTeams.

Under the agreement MOKO will launch a tailored version of its REC*IT app specifically targeted at the students and parents of more than 4000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. The new app is scheduled for launch in August 2015, to coincide with the new school year. Terms of the MOU will include exclusivity for 3 years with mutual agreement to extend.

MOKO CEO Ian Rodwell said the agreement would represent a significant step for the company.

“This agreement will give us entry to the large US high school market, representing more than 4000 high schools across the country,” he said.

“It will allow us to substantially expand our reach across this market, with the opportunity to establish a relationship with students extending from 12 years of age to college graduation.”

The US National Center for Education Statistics projects a 2015 enrolment of approximately 16 million students in grades 9 to 12 alone. BigTeams is the high school sports market leader with approximately 15% market share. The remainder of the market is highly fragmented, providing an opportunity for MOKO and BigTeams to work together to grow that market share.

The deal is similar to that which MOKO has with IMLeagues, which provides the data for the highly successful REC*IT app that currently services students across more than 900 US colleges.

“This agreement will allow us to apply the expertise we have learned through colleges to the even larger US high school market,” Mr Rodwell said.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

The exclusive agreement will involve the licensing of BigTeams data and back end to create the “BigTeams powered by REC*IT” app for schools. All advertising and sponsorship marketing revenue will be shared with BigTeams, with MOKO receiving the majority share. BigTeams is backed SWAN and Legend Venture Partners, and by Capital Sports Ventures who brokered the transaction.

For more information contact:

Australia: Vaughan Partners
Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au
Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90% of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Social Reach (MSR) is currently around 95 million people and it aims to reach 10-15 million Monthly Unique Visitors (MUV’s) by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.